Exhibit (a)(1)(K)
Leap Wireless 2011 Option Exchange Program Cricket U cric!4t (I’ confidential/proprietary

Compensation Philosophy Our compensation programs are designed to • Attract • Motivate • Develop • Reward and • Retain our employees. ci-ic Vet Total /propkv
Cricket maintains a set of compensation programs designed to attract, motivate, develop, reward and retain our employees.
The three pillars that make up our compensation structures include cash rewards such as base salary and short term bonus programs, non-cash rewards such as benefits, and long-term incentives, which for employees at the director level and above are in the form of equity awards.....typically in the form of stock options or restricted stock awards.

Compensation Philosophy — Restricted Stock — Stock Options w • Long-term incentives — Equity = Ownership share in the company ci-ic Vet ( to nOd en t a I/pro p c t[y
Today, we’re going to focus only on the long-term incentive portion of your compensation, and in particular on your equity awards. Equity awards give you the opportunity to gain an ownership share in our company. When you receive a long-term incentive in the form of equity, you typically receive it in one of two ways. The first is a restricted stock grant, and the second is a stock option. Today, we’re going to focus on stock options.

What is a Stock Option? A stock option offers the option holder the right to buy a specific number of shares at a specific price per share during a certain time frame.
Each option has an exercise price, which represents • the price at which the option holder can purchase his or her shares. If the market price for the shares rises above the exercise price, then options become “in the money,” meaning the holder can exercise the options and sell the shares for a financial gain equal to the difference between the sale price and the exercise price, multiplied by the number of shares sold.
If the market price falls below the exercise price, then the options become “underwater,” meaning the holder cannot realize any financial gain from exercising his or her options and selling the resulting shares. cric Vet j
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A stock option gives the holder the right to buy a specific number of shares of stock for a specific price per share during a specific time frame. Each option has what is known as an exercise price. This is the price at which the holder can purchase his or her shares of stock, and is guaranteed, regardless of the current market price of the shares. If the market price of the underlying shares rises above the option’s exercise price, then options are what is called “in the money,” which means that the holder can exercise the options and sell the shares for a financial gain. The gain is equal to the difference between the sale price for the shares and the exercise price, multiplied by the number of shares sold. However, if the market price for the shares falls below the exercise price, then the options become what is referred to as “underwater,” which means that the holder cannot exercise the options and sell the shares for a gain.

Why Provide an Option Exchange Program? • Option Exchange Program aims to restore the “incentive”
and “retentive”
value of our employees’ stock options by providing an opportunity to exchange certain underwater options
• Fewer underwater options = greater long term incentives • Increased ability to attract and retain valuable employees cricI<t
Like many telecom companies, our stock price has been volatile in recent years due to a number of different factors. As a result, many of our employees have underwater stock options, that is, options with exercise prices that are significantly higher than the current market price for Leap stock. These options were originally granted to motivate our employees to help us achieve our business goals and allow them to benefit from our successes. The goal of this Option Exchange program is to restore the incentive and retentive value of the long- term portion of our employees’ compensation by giving eligible employees the chance to exchange their underwater options for new, replacement options with a lower exercise price. Having fewer underwater options will result in more valuable long term incentives for our employees, as well as increase our ability to attract and retain valuable employees.

How Does the Option Exchange Work? • Exchange eligible options for a smaller number of replacement options — Exercise price $30 or above
— Vested or unvested — Exchange “all” or “none”
• Replacement options — Exercise price equal to the closing price on the day the Option Exchange program ends
— Will be unvested at grant and vest over 3 years 25% / 25% I 50%
- • Must remain a Cricket employee on vesting date cricI<t (
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The Option Exchange program works by allowing you to exchange eligible underwater options for a smaller number of replacement options with a lower exercise price. Your options are eligible if they have an exercise price of $30 or higher. It doesn’t matter whether or not they have vested, all options with an exercise price of $30 or above are eligible for exchange. You must exchange “all” or “none” of your eligible options in the program; you can’t pick and choose which options you want to exchange.
The replacement options you would get in exchange will have an exercise price equal to the closing price of Leap stock on the day that the Option Exchange program ends. All replacement options will be initially unvested, and will vest over a three- year period. 25% of your options will vest on the first and second anniversaries of the date of grant, and the remaining 50% will vest on the third anniversary. Just like your existing options, your replacement options will only vest if you are a Cricket employee on the vesting date.

How Does the Option Exchange Work? • Exchange Ratios
— Determine number of replacement options you would receive Based on the exercise price and remaining term of your existing options and other factors — Intended to result in replacement options having a fair value that is 50% of the fair value of the options that are surrendered for exchange cricI<t (
A key component of the option exchange are your exchange ratios. Your “exchange ratios” will dictate the number of replacement options that you will receive if you elect participate in the program. The exchange ratios in the program have been determined on a grant- by-grant basis and are based on the original exercise price and remaining term of the original options as well as other factors. They are intended to result in your replacement options having a fair value for accounting purposes that is approximately 50% of the fair value of your existing options, but with an an exercise price equal to the closing price of our stock on the day the program ends.

Who Can Participate? You are eligible if you:
— are employed by Cricket (regardless of current title), and — hold vested or unvested options with an exercise price of $30 or higher
You are NOT eligible if: — the exercise price of all of your options is less than $30
— you are not currently employed by Cricket — you are an executive officer of Leap
— you are a member of Leap’s Board of Directors cricI<t
So who can participate in the Option Exchange? You can participate if you are currently employed by Cricket and hold vested or unvested options with an exercise price of $30 or higher. It doesn’t matter what your current title is, so long as you are employed by Cricket and hold eligible options. If all of your options have an exercise price below $30, or you are not currently employed by Cricket, or you are an executive officer or director of Leap, then you are not eligible to participate in the program.
You must be employed by Cricket throughout the Option Exchange period – if you leave Cricket for whatever reason before the Option Exchange period ends, you will not be allowed to exchange your options for replacement options.

How Do I Participate in the Option Exchange? • Log into the Option Exchange website
— • Readandacknowledge all of the “Legal Statements”
Leap Wreless International, Inc. Cteap9 snonth recommends that you censoR a professional financiaJ and/or tax adesor to discuss your in&ndual s.tuaton before deeding whetire or not to part,opate ., the Opbon E,change program.
Please be s,,reto review each of tire following seven Leel Sttemeotscareftifly. Please ackeowledoc each or the Legal Statements by clitkinq the checkboxes on the eli. If you do not acknowledge one or of the LeoM Statements, you will not be able to ente, the Option ExchanQe webslte.
Le9at Statements fE For comolete tarnn and conbonc 0! the Leap Opbon Exdoa090 prowam, please review the Off to Exdsanoe Certl OLfl&,o 0oorr, foR,* 000,ons d d.u9u5t 10, 20u1 (the Offae to E dong.) nd related doni,.,an5, able thoogh the Op&e Exd,ano. wb*e ftoêed,velv. th CfFe Doorrlanti. vu., Should read the 041n,Doe,,,enn, creluIv before deouk,o whdrer or noto
• Visit the “Learn” section — Carefully review the Offer to Exchange
— Review the other offering materials, including: • Guide to the Option Exchange
• Frequently Asked Questions • 2004 Stock Plan Documents
Learn aionanvofhnksbdowrolnarn
cric Vet ê.D • Otter to FxdIange Certain Outstanding Options for
OptIx..5 • Guide to The Option Exchange Program
• Frequently Asked Questloas • Leap Wireless Intenlatlonal, Inc 2004 Stock Option, Restricted Stock and Deterred Stock Unit Plan
• Leer, WIreIe. Irnernioel. hor 2004 StOck Plan Prospectus confidential/proprietary
We have set up a special website which contains all of the information relating to the Option Exchange program. The site contains all of the offering documents and is loaded with your eligible options as well as the replacement options and exchange ratios that apply to your grants. To log in, go to www.leapstockoptionexchange.com and follow the instructions for logging in. Next, carefully read the user agreement and the legal statements which govern your use of the website. If you accept these terms, you will then be taken to the Option Exchange home page. The first place you should visit is the “Learn” section of the site. This section contains all of the offering materials, including the formal “Offer to Exchange” document which contains all of the terms and conditions of the program. You should read the Offer to Exchange carefully. The section also includes a user guide and a set of frequently asked questions. These should help answer some of the questions that may come to mind as you make your decision about whether or not to participate in the program. You can also find the plan documents that will govern the replacement options.

• Visit the “Simulate” section — View your eligible options and replacement options
This page will display all of your eligible options, their exercise price, and the number of new replacements options you would receive if you participate in the Option Exchange program
— Simulate different hypothetical stock prices The Exchange Simulator tool allows you to compare the value of your existing options versus the replacement options based on different hypothetical future stock prices
— Need help deciding? Consult with your personal financial, legal and/or tax advisor Sec the FIypoIh&aI Impact 01 Oitfen!nt cap Stock
:Z How Do I Participate in the Exchange?
C-) Simulate
S.mulate your potenbal Opflon EfflQO eItofl. cricl<t 4!I
After the “Learn” section, you’ll want to visit the “Simulate” section. In this section you’ll find listed all of your eligible options, their exercise prices and the number of replacement options you would receive in exchange for each grant. Remember, the only grants eligible for exchange in the program are stock option grants with an exercise price of $30 or more. The Exchange Simulator tool on this page allows you to model the impact of hypothetical future stock prices on your existing options and replacement options should you elect to participate in the option exchange program.
Using the slider above the bar chart, you can compare at any given stock price what the value would be of your existing options and contrast that against what the value would be of the replacement options you would receive if you decide to participate in the Option Exchange program. Remember, these are just hypothetical situations and there can be no guarantees what the future price of our stock will be or that the price of Leap stock will increase after the replacement options are granted. You can also view the break- even price for each of your grants above which your eligible options would be more valuable than the replacement options. Please note that the exercise price for the replacement options won’t be known until the day the option exchange ends, so the actual value of your replacement options will differ from that shown in these simulations.
After you’ve read the materials in the “Learn” section and compared your eligible options to your replacement options in the “Simulate” section, we recommend that you talk to your personal financial, legal or tax advisor about whether or not you should participate in the program. The decision to participate must be your decision, based on your own individual circumstances. We are not advising you as to whether or not you should participate and no one at Cricket is authorized to make any recommendation or to give you any information other than the information we’ve made available in the “Learn” section of the website or referred to in the Offer to Exchange.

How Do I Participate in the Exchange? Visit the “Make My Election” Section
Make My Election — Option exchange is an all or nothing
election You have 40 days left to elect whether to keep your EliQible Opbons or to exchange all 0! them or Replacement — Your choices are: Opon.
• Exchange all eligible options Change my eIetion
• Exchange none . V,wnwrnnfirntinntt.n.,nt — To exchange your options, click the “Exchange” box on the bottom right-
hand corner of the grant summary Exchange for 1561 New Replacement Stock Options
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Once you’re ready to make your decision, go to the “Make My Election” section of the website. As I mentioned earlier, if you’re going to participate in the program, you have to exchange ALL of your eligible options. You can’t select which options you want to exchange. To make your election, you’ll need to click on the election box confirming that you want to exchange all of your eligible options for the stated number of replacement options.

How Do I Participate in the Exchange? — Authorize your election be re-entering your username and the secure authorization code displayed in red
— Click the submit button to submit your election Step 2: Atitliorize
Step 3 Submit 5obnt yoor fro.n bo by ddd,g the ‘5obn’t My Eleon button bxlow. you xan 09 onto dn wbt at ny me onb the expires (currendy expected to be 4:00 PM Pacific Time on Wednesday, September 14. 2011), to d,ange your eledion. You may change your fund as many times as you but you ‘.ilI be bound by the last submitted electon before the exp,rabon of the offepenod.
Before you cootinhje, please click the box to confirm that you have reviewed the Offer to Exchange for the Option Excbenge program and that yoo cept .nd to be bound by II of th term, nd nditions t forth in the Offer to Eod,ne. cricI<t P
Next, you must authorize your election be re-entering your username and entering a secure authorization code, and you must confirm that you have received and read the Offer to Exchange. Finally, click on the submit button. The graphics you see here look just like what you’ll see when you log into the site. However, the authorization code you see here is for illustrative purposes only. The exchange site will generate an authorization code that is unique to you. Once you’ve submitted your election, you’ll have the option to view and print a confirmation statement. An email will also be send confirming receipt of your election. Please keep a copy of your confirmation statement and the confirmation email for your records.

To Participate in the Exchange • If you change your mind
— Revisit the exchange site — You can change your mind and your election as many times as you wish until the exchange period closes
— Uncheck or re-check the “Exchange” box — Authorize your new election by re-entering your \ username and the new secure authorization code
— Click the submit button to submit your new election — Print your new confirmation statement • If you do nothing — You will NOT receive replacement options cricit 4J.
If you have any second thoughts after you’ve made your initial election, you can revisit the site at any time during the Option Exchange period to change your election. To withdraw from the program – or to re-exchange your eligible options after you’ve withdrawn, click on the “Change My Election” link in the “Make My Election” section, which will take you back to the election page. To withdraw from the program, simply uncheck the box you checked earlier that said you wanted to exchange your eligible options. If you decide later you do want to participate, simply re-check the box. Each time you make an election (either to participate or to withdraw your prior election), you’ll need to re-enter your user name and a new secure code to authorize your election. Click the submit button and then be sure to print your new confirmation statement. Remember, the most recent election you have made when the Option Exchange program ends will govern. You can only make your election online through the Option Exchange website. Once the Exchange program has ended you will not be allowed to change your election.
If you do nothing during the exchange program.....meaning you chose not to visit the website and make an election, then you will not receive any replacement options. The default election for employees who do not proactively make an election, is to retain their original options, and not participate in the exchange.

Timing • Option Exchange scheduled to end at 4:00 PM PT
on Wednesday, September 14, 2011 0 • This is also the date on which existing options will be canceled and replacement options granted
• Exercise price of replacement options closing price of Leap stock on Wednesday, September 14, 2011
• Replacement options will be deposited into your E*TRADE brokerage account as soon as administratively possible
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The Option Exchange program will end at 4:00 p.m. Pacific on Wednesday, September 14th unless we extend the offer period. You cannot elect to participate in the program or change your election after this time, so make sure you give yourself enough time to make your election online. If you are participating in the program, the day the Option Program ends is also the day on which your existing options will be cancelled and your replacement options granted. Your replacement options will have an exercise price equal to the closing price of Leap stock on September 14th. However, don’t expect to see your replacement options in your E*TRADE account immediately. It’ll take us a few days to get your accounts updated to reflect the cancellation of your old options and grant of your replacement options.

Summary • This is an exciting time for our business, and we want to provide our employees with long-term incentives to help us continue our momentum and achieve our business goals. • Although we can’t advise you on whether or not the Option Exchange Program is right for you, we believe the Exchange program is an important step for us in providing long-term value to our employees as part of our incentive and retention programs.
• As always, thank you for your continued commitment and support. • What you do matters.
cric Vet !J conhident!aI/propnetary
This is a very exciting time for our business, and we want to make sure to provide our employee with long-term incentives that can help us continue our momentum and achieve our business goals. Although we can’t advise you as to whether the option Exchange program is right for you, we believe the Exchange program is a very important step for us in providing long-term value to our employees as part of our incentive and retention programs. As always thank you for your continued commitment and support. And remember, what you do matters.

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